UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the Month of May, 2013

Commission File Number: 001-34532

CHINA GERUI ADVANCED MATERIALS GROUP LIMITED

(Translation of registrant’s name into English)

1 Shuanghu Development Zone

Xinzheng City

Zhengzhou, Henan Province 451191

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  Not Applicable

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  Not Applicable

Effective May 1, 2013, China Gerui Advanced Materials Group Limited (the “Company”) entered into a consulting agreement (the “Consulting Agreement’) with Cambelle-Inland, LLC, a Delaware limited liability company (the “Consultant”). Under the Consulting Agreement, the Consultant will serve as a strategic consultant and advise the Company on the development and execution of a global growth, operational and acquisitions strategy, and such other opportunities as the Company and the Consultant may from time to time agree upon. In consideration for the services provided by the Consultant, the Company agreed to pay the Consultant a cash fee of $500,000, payable $125,000 on each of May 10, 2013, August 10, 2013, November 10, 2013 and February 10, 2014. The Company also agreed to reimburse the Consultant for $16,000 in respect of certain expenses incurred in connection with the transaction.

In addition, the Company issued to the Consultant a warrant (the “Warrant”) on May 8, 2013 for the purchase of 500,000 ordinary shares of the Company, exercisable at $2.20 per share (subject to adjustment) at any time prior to the fifth anniversary of the date of issuance. The Company provided certain registration rights with respect to the ordinary shares issuable upon exercise of the Warrant to the Consultant, pursuant to a registration rights agreement entered into between the Company and the Consultant.

A copy of the press release announcing this transaction is furnished as Exhibit 99.1 hereto.

Exhibit

Exhibit	Description

99.1	Press Release dated May 13, 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 17, 2013	CHINA GERUI ADVANCED MATERIALS
GROUP LIMITED

	By:	/s/ Edward Meng
Edward Meng
Chief Financial Officer